UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom and France Telecom sign final agreement to combine T-Mobile UK and Orange UK

Nov 05, 2009

Deutsche Telekom and France Telecom today signed the final agreement to combine their UK operations, T-Mobile and Orange, into a 50:50 joint venture company. Now that the confirmatory due diligence has been completed, this binding agreement confirms the terms of the transaction announced on 8 September 2009.

Completion is conditional upon approval by the relevant authorities and remains expected in the first half of 2010 as previously indicated. The agreement is subject to the approval of the Supervisory Board of Deutsche Telekom and the Board of Directors of France Telecom. Timotheus Höttges, CFO of Deutsche Telekom, said: "This joint venture is based on the full commitment of Deutsche Telekom and France Telecom to a long term partnership. The negotiations were conducted in a fair way on both sides and I am certain that this spirit of professionalism and partnership will shape the future of our joint venture. It will set new standards as the number one in the UK mobile market."

Gervais Pellissier, deputy CEO in charge of Group Finance & Information Systems, said: "The relative terms of the transaction as announced on 8 September were fully confirmed. I would like to stress the excellent cooperation between the teams of Deutsche Telekom and France Telecom, which enabled us to deliver on the timing and process objectives which we set out in September. This is an important step towards our objective of establishing an excellent platform to deliver operational synergies and offer innovative and high quality services to our customers."

About Deutsche Telekom
Deutsche Telekom is one of the leading integrated telecommunications companies worldwide with approx. 151 million mobile customers, around 39 million fixed network lines and approx. 15 million broadband lines (as of September 30, 2009). The group is present in around 50 countries worldwide with approx. 260,000 employees (as of September 30, 2009). In the first three quarters of 2009 Deutsche Telekom generated more than half of its revenues of EUR 48.4 billion outside of Germany. Major subsidiaries in Europe include the integrated telecoms providers OTE in Greece, Magyar Telekom in Hungary, T-Hrvatski Telekom in Croatia and Slovak Telekom in Slovakia. The group has mobile communications subsidiaries in Germany, the US, the UK, Greece, The Netherlands, Austria, Poland, Czech Republic , Croatia, Hungary, Slovakia, Greece, Romania, Bulgaria, FYROM and Montenegro. Deutsche Telekom operates three product brands: T-Home provides state-of-the-art fixed network infrastructures, fast internet access and innovative multimedia services such as IPTV. T-Mobile, on of the world’s leading mobile service companies, provides a comprehensive portfolio of mobile voice and data services in Europe and the US, as well as mobile broadband services. T-Mobile is exclusive partner for the Apple iPHone in Germany, The Netherlands, Hungary and Croatia. In addition, T-Mobile markets the iPhone in a further eight European countries. T-Systems, the business customer operation of Deutsche Telekom, offers integrated ICT solutions to multinational customers. For further information please visit www.telekom.com.

About France Telecom
France Telecom, one of the world’s leading telecommunications operators, had consolidated sales of 53.5 billion euros in 2008 (25.5 billion euros in the first half of 2009) and, at 30 June 2009, a customer base of 186 million customers in 32 countries. Orange, the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, now covers 124.5 million customers. At the first half of 2009, the Group had 125.5 million mobile customers and 13.4 million broadband Internet (ADSL) customers worldwide. Orange is the number three mobile operator and the number two provider of broadband Internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies. The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system. France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange. For more information: www.orange.com, www.francetelecom.com, www.orange-business.com.

About T-Mobile UK
T-Mobile is one of the world’s largest mobile operators with more than 150 million customers worldwide and is the service provider of choice for 16.6 million customers in the UK. T-Mobile offers a range of innovative products and services, such as Solo, the SIM-only plan, Combi, a traditional minutes and text package, and Flext, the UK’s first flexible tariff. T-Mobile continues to innovate with new devices such as the UK’s first Android™-based smart phone, the T-Mobile G1, and its successor the T-Mobile G2, both with access to more than 1,000 applications. T-Mobile has pioneered the mobile internet, and operates an award-winning 3G network with speeds of up to 4.5Mbps. As a pioneer of deep network sharing in the UK, T-Mobile is continuously improving population coverage for 3G services and will operate the best 3G network by the end of 2010. For more information about T-Mobile UK, please visit www.t-mobile.co.uk.

About Orange UK
In the UK, Orange provides high quality GSM coverage to 99% of the UK population. At the end of July 2009, Orange had almost 17 million customers in the UK – 15.9 million active mobile customers and close to one million fixed broadband customers. Orange and any other Orange product or service names included in this material are trade marks of Orange Personal Communications Services Limited. For more information: www.orange.com, www.francetelecom.com, www.orange-business.com For further information, call the Orange press office on 0870 373 1500 or email: Orangepr@golinharris.com or visit www.orange.co.uk/newsroom.

Deutsche Telekom Disclaimer
This press release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. Forward-looking statements are based on current plans, estimates, and projections. They should therefore be considered with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control. If these risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be met. Without prejudice to existing obligations under capital market law, Deutsche Telekom does not assume any responsibility for updating forward-looking statements by taking new information or future events or other matters into account.

France Telecom Disclaimer
This press release contains forward-looking statements that reflect the current views of the management of France Telecom S.A. (“France Telecom”) with respect to future events. They include, among others, statements as to market potential, synergies and financial guidance. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, EBITDA, earnings, capital expenditures, operating expenses, synergies, profitability or other performance measures, as well as personnel related measures and reductions. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond France Telecom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of France Telecom’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and France Telecom’s Document de Référence filed with the French Autorité des marchés financiers. Among the relevant risk factors are the progress of any regulatory approvals, restructuring of operations, and impact of other significant strategic or business initiatives, including network and IT rationalization, distribution streamlining and other cost-saving initiatives. In addition, regulatory rulings, stronger than expected competition, technological change, litigation and supervisory developments, among other factors, may have a material adverse effect on costs and revenue development. Further, changes in general economic and business conditions, including the significant economic decline currently underway, in the markets in which France Telecom and the proposed new joint venture operate and ongoing instability and volatility in worldwide financial markets; changes in exchange and interest rates, may also have an impact on our business development and availability of capital under favorable conditions. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, France Telecom’s actual results, and the actual results of the proposed new joint venture, may be materially different from those expressed or implied by such statements. France Telecom cannot offer any assurance that its expectations or targets will be achieved. France Telecom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. France Telecom does not reconcile EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a general matter, France Telecom does not predict the net effect of future special factors because of their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can be significant to France Telecom’s results. In addition to figures prepared in accordance with IFRS, France Telecom presents non-GAAP financial performance measures, including, among others, EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net income, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to France Telecom’s Investor Relations webpage at www.francetelecom.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Raphael Kübler
Name:	Raphael Kübler
Title:	Senior Vice President Controlling and Accounting

Date: November 6, 2009